EXHIBIT 19.1
TO OUR STOCKHOLDERS, CUSTOMERS, AND EMPLOYEES

Mueller’s net income in the third quarter was $10.5 million, or 27 cents per diluted share, on net sales of $585.8 million.  This compares with net income of $18.9 million, or 50 cents per diluted share, on net sales of $507.2 million in the third quarter of 2010.  The third quarter 2011 results were affected by the precipitous decline in copper prices, resulting in a pretax charge of $6.8 million (or approximately 12 cents per diluted share after tax).  Without these charges, earnings would have been 39 cents per diluted share.

Year-to-date, the Company earned $73.4 million, or $1.92 per diluted share, which includes a gain of 18 cents per diluted share related to a favorable litigation settlement.  For the same period of 2010, net income was $68.4 million, or $1.81 per diluted share, which includes an insurance settlement gain of 59 cents per diluted share.  Net sales for the first nine months of 2011 were $1.93 billion compared with net sales of $1.53 billion for the same period a year ago.

Our Plumbing & Refrigeration segment posted operating earnings of $13.9 million on net sales of $325.8 million compared with operating earnings of $11.5 million on net sales of $282.7 million in the third quarter of 2010.  The increase in net sales was due to higher selling prices on 5.1 percent lower unit volume.  Our OEM segment posted operating earnings of $12.2 million during the third quarter of 2011 on net sales of $266.6 million, which compared with operating earnings of $23.0 million on net sales of $229.0 million for the same period in 2010.  The increase in net sales was attributable to higher selling prices on 8.1 percent lower unit volume.

In September, a portion of our Wynne, Arkansas, manufacturing operations was damaged by fire.  Fortunately, no one was injured.   Our efforts in providing our customers with the full range of products required have been successful.

The near-term outlook for the housing sector continues to be subdued; however, the construction of multi-family housing is improving.  Commercial construction is also showing glimmers of better times ahead.  We believe that the employment picture must brighten as a prerequisite for improvement in the housing market.

Very Truly Yours,
/S/Harvey L. Karp	/S/Gregory L. Christopher
Harvey L. Karp	Gregory L. Christopher
Chairman of the Board	Chief Executive Officer

October 25, 2011

MUELLER INDUSTRIES, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)

	For the Quarter Ended		For the Nine Months Ended
	October 1, 2011	September 25, 2010	October 1, 2011	September 25, 2010
	(In thousands, except per share data)

Net sales	$585,809	$507,240	$1,926,413	$1,532,896

Cost of goods sold	523,984	437,597	1,687,735	1,317,290
Depreciation and amortization	8,716	9,934	27,581	30,372
Selling, general, and administrative expense	34,245	28,810	102,944	99,601
Litigation settlement	—	—	(10,500)	—
Insurance settlement	—	12	—	(21,284)

Operating income	18,864	30,887	118,653	106,917

Interest expense	(2,822)	(3,072)	(9,004)	(8,568)
Other income (expense), net	102	30	1,425	(2,348)

Income before income taxes	16,144	27,845	111,074	96,001

Income tax expense	(5,403)	(9,098)	(37,060)	(26,418)

Consolidated net income	10,741	18,747	74,014	69,583

Net (income) loss attributable to noncontrolling interest	(266)	162	(621)	(1,158)

Net income attributable to Mueller Industries, Inc.	$10,475	$18,909	$73,393	$68,425

Weighted average shares for basic earnings per share	37,878	37,710	37,779	37,657
Effect of dilutive stock-based awards	483	92	367	77

Adjusted weighted average shares for diluted earnings per share	38,361	37,802	38,146	37,734

Basic earnings per share	$0.28	$0.50	$1.94	$1.82

Diluted earnings per share	$0.27	$0.50	$1.92	$1.81

Dividends per share	$0.10	$0.10	$0.30	$0.30

MUELLER INDUSTRIES, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)

	October 1,	December 25,		October 1,	December 25,
	2011	2010		2011	2010
	(In thousands)			(In thousands)
ASSETS			LIABILITIES AND STOCKHOLDERS' EQUITY
Cash and cash equivalents	$448,853	$394,139	Current portion of debt	$52,827	$32,020
Accounts receivable, net	315,709	269,258	Accounts payable	65,743	67,849
Inventories	214,868	209,892	Other current liabilities	113,823	95,258
Other current assets	53,366	39,025

Total current assets	1,032,796	912,314	Total current liabilities	232,393	195,127

			Long-term debt	156,726	158,226
			Pension and postretirement liabilities	39,649	40,939
			Environmental reserves	23,111	23,902
Property, plant, and equipment, net	207,761	229,498	Deferred income taxes	19,788	24,081
Other assets	118,353	117,184	Other noncurrent liabilities	2,187	824

			Total liabilities	473,854	443,099

			Stockholders' equity	856,189	788,736
			Noncontrolling interest	28,867	27,161

			Total equity	885,056	815,897

	$1,358,910	$1,258,996		$1,358,910	$1,258,996

Statements in this release that are not strictly historical may be “forward-looking” statements, which involve risks and uncertainties.  These include economic and currency conditions, continued availability of raw materials and energy, market demand, pricing, competitive and technological factors, and the availability of financing, among others, as set forth in the Company’s SEC filings.  These filings are available through our website at www.muellerindustries.com.